FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and Cash Equivalents	$	357,106
Deposit with Clearing Organization		100,000
Receivables		129,166
Securities Owned, at Fair Value		14,759,696
Fixed Assets, Net		26,369
Goodwill		6,630,768
Deferred Tax Benefit		1,437
Income Taxes Receivable		27,588
Prepaid and Other Assets		284,609
Total Assets	$	22,316,739

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to Clearing Organization	$	8,948,100
Accounts Payable and Accrued Expenses		1,638,865
Total Liabilities		10,586,965

STOCKHOLDER'S EQUITY

Common Stock, $1 Par Value, 1,000 Shares Authorized,		
Issued and Outstanding		1,000
Additional Paid-In Capital		8,785,160
Retained Earnings		2,943,614
Total Stockholder's Equity		11,729,774
Total Liabilities and Stockholder's Equity	$	22,316,739

See accompanying Notes to Financial Statements.

"Confidential"